November 11, 2008

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-3628

Re:                               Grubb & Ellis Company (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed on October 30, 2008 by Anthony W. Thompson (the “Proxy Statement”)
Additional Soliciting Materials filed pursuant to Rule 14a-12 on October 27, 2008
By Anthony W. Thompson, Harold A. Ellis, Jr. and Stuart A. Tanz
and on November 4, 2008 By Anthony W. Thompson
Commission File No. 001-08122

Dear Mr. Hindin:

This letter is submitted on behalf of Anthony W. Thompson in connection with his response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) as set forth in the Staff’s comment letter dated November 7, 2008 (the “Comment Letter”) with respect to the Proxy Statement.

Response Letter.  First, on November 12, 2008, Mr. Thompson, Harold A. Ellis, Jr. and Stuart A. Tanz (the “Participants”) intend to make a correspondence filing with the SEC which is expected to contain detailed responses to the Comment Letter.

Revised Proxy.  Second, in order to aid the Staff in its review of the modifications made to the proxy materials in response to its comments, the Participants will furnish the Staff with comparison copies of a revised PRRN 14A (the “Revised Proxy Statement”) both in clean form and in a marked form to show revisions made since the Proxy Statement was filed.  Copies of the Revised Proxy Statement are expected to be delivered to the Staff’s office on the morning of November 12, 2008.

Supplemental Compendium.  Finally, the Participants are providing the below annotated responses to comment number 3 appearing in the Comment Letter.  The annotations below correspond to the enclosed compilation of supporting materials (the “Supplemental Compendium”) designed to address certain suggestions contained in the Staff’s comment number 3.  For your convenience, we have set forth below the relevant portion of comment number 3 for which the Participants are providing supporting supplemental materials.

General

3.                                       Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.  Support for opinions or beliefs must be self-evident, disclosed in the proxy statement or provided to the staff, with a view toward disclosure, on a supplemental basis by submitting a Schedule 14A that has been annotated with support for each of the assertions made.  Further, the filing persons must refrain from making any insupportable statements.  We cite the following examples of statements or assertions in the proxy statement and Exhibit 1 of the additional soliciting materials filed on October 27, 2008 that, at a minimum, must be supported on a supplemental basis or require both support and recharacterization as statements of belief or opinion.  With respect to the statements cited below appearing in the additional soliciting materials filed on October 27, 2008, please appropriately characterize statements of opinion or belief, or adequately support any factual allegations made in any future soliciting materials:

Proxy statement

•                  Each of the bullet pointed statements under each director nominee’s name on pages 10 and 11.

RESPONSE:

The Participants respectfully acknowledge the Staff’s comment and confirm that they have made appropriate modifications throughout the Revised Proxy Statement to ensure that each statement or assertion of opinion or belief contained therein is characterized as such, and to confirm that a reasonable basis for each such opinion or belief exists.  In addition, each of the bullet pointed statements under each director nominee’s name on pages 10 and 11 of the Revised Proxy Statement, as modified in response to the Staff’s comments, is set forth below with annotations referring the Staff to the applicable tab of the enclosed Supplemental Compendium.

Anthony W. Thompson

Bullet Point 1: is acknowledged by the Company to be a “visionary in our sector of the real estate investment universe having led us to transaction volumes of over $8.5 billion.”

Scott Peters, the former Chief Executive Officer of the Company, made this statement in a press release issued by the Company on January 29, 2008, which press release the Company filed with the SEC as Exhibit 99.1 to a Current Report on Form 8-K on January 31, 2008.  See Tab 1 of the Supplemental Compendium.

Bullet Point 2: played an integral role in developing the Transaction Services and Management Services divisions of the Company, which are responsible for producing the majority of the Company’s revenue.

According to the Company’s unaudited consolidated statement of operations, for the three and six months ended June 30, 2008, 70.2% and 72.7% of the Company’s revenues for such periods, respectively, were attributable to its Transaction Services and Management Services divisions.  The absence of period over period figures for these segments indicates such businesses are legacy businesses of NNN Realty Advisors, Inc. (“NNN”), which were developed under Mr. Thompson’s oversight as Founder and Chairman of the Board of NNN prior to its merger with the Company.  See Tab 2 of the Supplemental Compendium for the Company’s Quarterly Report filed with the SEC on August 11, 2008 at page 2.

Bullet Point 3: led NNN to become an active participant in securitized 1031 tenant-in-common exchange transactions.

In Grubb & Ellis to be Acquired, an article published by the Los Angeles Times on May 23, 2007, the author describes NNN as being “best known for offering individual investors the chance to buy commercial real estate as ‘tenant-in-common’ owners.”  See Tab 3 of the Supplemental Compendium for Grubb & Ellis to be Acquired, Los Angeles Times, May 23, 2007.

Bullet Point 4: founder and Chairman of the board of NNN [raised] nearly $3 billion in equity for various NNN investment programs.

According to the Joint Proxy Statement of the Company and NNN (the “Joint Proxy”), filed with the SEC on November 5, 2007, Mr. Thompson was the Founder and Chairman of the Board of NNN.  See Tab 4 of the Supplemental Compendium for the Joint Proxy at page 4 under the caption “Board of Directors and Management of Grubb & Ellis Following the Merger.”

The Joint Proxy also states that since “its inception in 1998, NNN and its predecessor subsidiaries, raised over $2.8 billion of equity capital for its programs from approximately 25,000 investors.”  See Tab 4 of the Supplemental Compendium for the Joint Proxy at page 2.

Bullet Point 5: formed four Securities and Exchange Commission-registered, non-traded real estate investment trusts.

Mr. Thompson formed the following four SEC registered non-traded real estate investment trusts: NNN Apartment REIT, Inc., NNN Healthcare/Office Management, LLC, G REIT, Inc. and T REIT, Inc.  Detailed discussion regarding these real estate investment trusts can be found at Tab 4 of the Supplemental Compendium for the Joint Proxy at pages F-45 and F-47.

Bullet Point 6: oversaw the sale of 16 million shares of the equity interests in NNN for $160 million to institutional investors through a 144A private offering.

On November 16, 2006, NNN completed a $160 million private placement of common stock to institutional investors and certain accredited investors with 16 million shares of its common stock sold in the offering at $10.00 per share.  Net proceeds from the offering were $146 million.  See Tab 4 of the Supplemental Compendium for the Joint Proxy at pages 66 and 145.

Bullet Point 7: orchestrated the reverse merger between NNN and the Company in December 2007 and was elected Chairman of the Board of the Company.

Information regarding the merger is available in the Joint Proxy.  See Tab 4 of the Supplemental Compendium for the Joint Proxy.

Harold A. Ellis, Jr.

Bullet Point 1: co-founded the Company in 1958.

In 1958, Harold A. Ellis, Jr. and John M. Grubb co-founded the Company.  See Tabs 5 and 6 of the Supplemental Compendium for Real Estate Giant: Harold A. Ellis, Jr.: Building a Firm by Buying its Rivals, New York Times, April 20, 1986 and Donald Grubb and Hal Ellis Founders of Grubb & Ellis Company, available at http://www.gewyo.builderspot.com/page/page/4008229.htm.

Bullet Point 2: served as the Company’s Chairman and Chief Executive Officer until 1992.

Harold A. Ellis, Jr. served as the Company’s Chairman and CEO until 1992.  See Tab 6 of the Supplemental Compendium for Donald Grubb and Hal Ellis Founders of Grubb & Ellis Company, available at http://www.gewyo.builderspot.com/page/page/4008229.htm.

Bullet Point 3: co-founded and currently serves as Chairman of CataList Homes, Inc., a residential real estate brokerage with 8 offices in Southern California.

See Tab 7 of the Supplemental Compendium which contains information on CataList Homes Inc. and its executive management team and offices.

Bullet Point 4: currently serves as Chairman of Ellis Partners, LLC, one of Northern California’s largest commercial real estate developers and investors, which he co-founded in 1993, and which has acquired and/or developed over $2 billion worth of commercial real estate property since its founding.

See Tab 8 of the Supplemental Compendium which contains information on Ellis Partners, LLC, supporting the above statements.

Stuart A. Tanz

Bullet Point 1: is currently Chief Executive Officer of United Income Properties, a San Diego based real estate company.

See Tab 9 of the Supplemental Compendium which contains information on Mr. Tanz’s role at United Income Properties.

Bullet Point 2: served as Chairman of the Board, Chief Executive Officer and President of Pan Pacific from 1997 until 2006, during which time Pan Pacific achieved 795% growth in total market capitalization (from $447 million to $4 billion) and 456% portfolio growth (from 25 to 139 properties).

According to the Proxy Statement of Pan Pacific Retail Properties, Inc. (“Pan Pacific”), filed with the SEC on March 24, 2006, Mr. Tanz served as the Chairman, Chief Executive Officer, President, and as a director of Pan Pacific since its inception as a public company in August 1997.  See Tab 10 of the Supplemental Compendium for the Proxy Statement of Pan Pacific filed with the SEC on March 24, 2006 at page 7 of 22.

According to the Quarterly Report of Pan Pacific filed with the SEC on November 12, 1997 (the “Quarterly Report”), the total market capitalization of Pan Pacific at September 30, 2997 was $447.1 million.  See Tab 11 of the Supplemental Compendium for the Quarterly Report at page 20 of 67 “Liquidity and Capital Resources.”

On October 31, 2006, Kimco Realty announced the completion of the acquisition of Pan Pacific in a transaction with a total value of approximately $4.1 billion.  See Tab 12 of the Supplemental Compendium for Exhibit 99.1 to the Current Report of Kimco Realty Corporation filed with the SEC on November 13, 2006.

According to a Prospectus filed by Pan Pacific with the SEC on August 11, 1997 (the “Prospectus”), upon the consummation of the subject offering, and a series of related transactions, Pan Pacific was to own or control a portfolio of 25 shopping center properties.  See Tab 13 of the Supplemental Compendium for the Prospectus at pages 1 and 2 of 189 (see first paragraph of the Prospectus).

According to the Annual Report of Pan Pacific filed with the SEC on February 23, 2006 (the “Annual Report”), at December 31, 2005, Pan Pacific owned a portfolio comprised of 138 shopping center properties.  See Tab 14 of the Supplemental Compendium for the Annual Report at page 4 of 100 (“Item 1 — Business”).

According to a Current Report on Form 8-K filed by Pan Pacific with the SEC on April 26, 2006, Pan Pacific acquired an additional property, Harbor Towne Center, on February 1, 2006, bringing its total property ownership to 139.  See Tab 15 of the Supplemental Compendium for Exhibit 99.1 to the Current Report on Form 8-K filed by Pan Pacific with the SEC on April 26, 2006.

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If you have any questions, please feel free to call me at (213) 892-4333.

Sincerely,

/s/ Kenneth J. Baronsky
Kenneth J. Baronsky